UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: March 3, 2015

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

On February 19, 2015, Navios Maritime Holdings Inc. (“Navios Holdings”) issued a press release announcing the operational and financial results for the fourth quarter and year ended December 31, 2014. The press release also announced the declaration of Navios Holdings’ quarterly dividend for shares of its common stock. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

On December 22, 2014, Navios Holdings issued a press release announcing the appointment of Shunji Sasada to its Board of Directors and his promotion to President of Navios Corporation. Ted C. Petrone has been appointed as Vice Chairman of Navios Corporation and has stepped down from his position as President and member of the Board of Directors of Navios Holdings. In addition, Tom Beney has joined Navios Corporation as Senior Vice President - Commercial Affairs, where he will work to further strengthen and promote Navios’ trading and commercial activities. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference. The information contained in this press release is hereby incorporated by reference into the Navios Holdings Registration Statements on Form F-3, File No. 333-189231 and on Forms S-8, File No. 333-202141 and File No. 333-147186.

On December 16, 2014, Navios Holdings issued a press release announcing the declaration of Navios Holdings’ quarterly dividend on its Series G and Series H Preferred Stock. A copy of the press release is furnished as Exhibit 99.3 to this Report and is incorporated herein by reference. The information contained in this press release is hereby incorporated by reference into the Navios Holdings Registration Statements on Form F-3, File No. 333-189231 and on Forms S-8, File No. 333-202141 and File No. 333-147186.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou

Chief Executive Officer

Date: March 3, 2015

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press release, dated February 19, 2015: Navios Maritime Holdings Inc. Reports Financial Results for the Fourth Quarter and Year Ended December 31, 2014.

99.2	Press release, dated December 22, 2014: Navios Maritime Holdings Inc. Announces Senior Leadership Changes

99.3	Press release, dated December 16, 2014: Navios Maritime Holdings Inc. Declares Quarterly Dividend of $54.6875 per Share on Its Series G Preferred Stock; Quarterly Dividend of $53.90625 per Share on Its Series H Preferred Stock